Adastra Holdings Ltd.

(formerly Phyto Extractions Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2022, and 2021

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of Adastra Holdings Ltd., together with its wholly owned subsidiaries (the "Company" or "Adastra") (formerly Phyto Extractions Inc.) constitutes management's review of the factors that affected the Company's financial and operating performance for three and six months ended June 30, 2022 and 2021. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This MD&A should be read in conjunction with Adastra's unaudited condensed interim consolidated financial statements ("interim financial statements) and related notes for three and six months ended June 30, 2022, and 2021, as well as the audited consolidated financial statements "audited financial statements" for the years ended December 31, 2021, 2020, and eight months ended December 31, 2019 which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Except as otherwise indicated, all financial data in this MD&A has been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The first, second, third and fourth quarters of the Company's fiscal years are referred to as "Q1", "Q2", "Q3" and "Q4", respectively. Periods for the three and six months ended June 30, 2022, and 2021 are referred to as "YTD 2022" and "YTD 2021", respectively.

All monetary amounts in the MD&A are expressed in Canadian dollars, except number of shares, or as otherwise indicated. Additional information regarding the Company is available on SEDAR at www.sedar.com, and the Company's website www.adastraholdings.ca. This MD&A has been prepared effective as of August 25, 2022.

FORWARD-LOOKING STATEMENTS

This MD&A includes forward-looking statements that are based upon current expectations, which involve risks and uncertainties associated with our business and the environment in which the business operates. Any statements contained herein that are not statements of historical fact may be deemed to be forward looking statements, including those identified by the expressions "considers", "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "will", "intends", and "estimates". By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

NATURE OF OPERATIONS AND GOING CONCERN

Adastra Holdings Ltd. (formerly Phyto Extractions Inc.) was incorporated under the laws of the province of British Columbia on October 14, 1987. The Company extracts and processes cannabis for sale to the recreational and medical markets in Canada using its state-of-the-art large scale extraction facility to produce a variety of products including vape pens, wax, resin, infused pre-rolls, diamonds and shatter. The Company is listed on the Canadian Securities Exchange ("CSE") under the symbol "XTRX". The Company's registered and records office is 5451 275th Street, Langley City, British Columbia, V4W 3X8.

On October 19, 2019, the Company, through its wholly owned subsidiary, Chemia Analytics Inc. ("Chemia"), received a license from Health Canada (the "Analytical Testing License") to conduct analytical testing on cannabis at its facility located at 5451 275th Street, Langley City, British Columbia, V4W 3X8 (the "Langley Facility").

On March 13, 2020, the Company, through its wholly owned subsidiary, Adastra Labs Inc. ("Labs"), received a Standard Processing license (the "Processing License") for the Langley Facility.

On April 9, 2021, the Company consolidated its issued share capital on a ratio of three (3) old common shares for every one (1) new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

On August 10, 2021, the Company acquired all of the issued and outstanding shares of 1225140 B.C. Ltd., doing business as PerceiveMD ("PerceiveMD") from the shareholders of PerceiveMD. Aggregate consideration in the acquisition had a fair value of $2,020,976 and was comprised of cash of $10,000 and 2,513,720 common shares of the company with a fair value of $2,010,976 based on the closing price on the day of the transaction of $0.80 per share. PerceiveMD is a multidisciplinary, patient-focused center providing comprehensive assessments for medical cannabis therapies.

On September 1, 2021, the Company changed its name to Adastra Holdings Ltd. (formerly Phyto Extractions Inc.). Trading of the Company's common shares resumed under the new name and under the same ticker symbol "XTRX" on the Canadian Securities Exchange as the market opened on September 1, 2021. Prior to this on April 9, 2021 the Company changed its name from Adastra Labs Holdings Ltd. to Phyto Extractions Inc. and on December 19, 2019 from Arrowstar Resources Ltd to Adastra Labs Holdings Ltd.

On September 15, 2021, the Company acquired all of the issued and outstanding shares of Phyto BrandCo, the owner of the intellectual property rights for the Phyto Extractions brand. At closing, the Company issued 20,000,000 common shares to the former shareholders of Phyto BrandCo at a share price on the date of acquisition of $1.20 per share, for total consideration of $24,000,000. Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met. It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares. Phyto BrandCo licenses its intellectual property to Canadian cannabis license holders and collects royalties from the license holders, resulting from sales of cannabis consumer packaged goods to provincial distributors and retailers.

The Company's interim financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company's ability to continue as a going concern is dependent on its ability to generate positive cash flows from operations, complete additional financings, and/or extend or modify its mortgage payable. The Company's financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue in existence.

2022 HIGHLIGHTS

Total revenue of $5,338,275 for YTD 2022 compared to $1,830,901 for YTD 2021.

Net loss and comprehensive loss of $1,142,450 for YTD 2022 compared to $873,402 for YTD 2021.

Cash used in operating activities was $189,497 for YTD 2022 compared to cash used in operating activities of $239,532 for YTD 2021.

Cash as at June 30, 2022 of $380,404 compared to $744,541 as at December 31, 2021.

Working capital deficit as at June 30, 2022 of $1,732,257 compared to $1,120,613 as at December 31, 2021.

Mortgage payable as at June 30, 2022 $3,518,959 compared to $3,501,554 as at December 31, 2021.

OPERATIONS AND FACILITY

The Company's focus for the six months ended June 30, 2022 included the expansion of its operations at its centralized processing facility in Langley, BC. As of the date of this MD&A, the Company is focused on generating revenue from four primary verticals: wholesale activities; service fees for cannabis consultations; educational fees for clients' referral to licensed cannabis producers; and the licensing of cannabis trademarks.

On March 13, 2020, the Company received an amendment to its Processing License authorizing the sale of cannabis extract, cannabis edibles, and cannabis topicals.

On April 16, 2021, the Company received an amendment to its Analytical Testing License allowing for organoleptic testing of its products.

During April 2021, the Company completed the installation of its hydrocarbon extraction line, allowing it to produce Shatter products for the Canadian Market. This high-performance hydrocarbon extractor allows the Company to process over 400 kg per day of dried cannabis into a variety of shatter cannabis products.

In August 202, the Company submitted a further sales license amendment for dried flower and a controlled substance dealer's license for cannabis products. On December 16, 2021 the Company received its Flower Sales License from Health Canada ("Flower License"), this will allow the Company to sell dried cannabis flower products provincially and territorially in Canada.

On March 23, 2022 the Company submitted its application for a Controlled Substances Dealer's License (the "Dealer's License") which will allow the Company to procure controlled substances, including synthesis, propagation, cultivation, and harvesting of psychedelic mushrooms for Psilocybin extraction, research and manufacture controlled substances such as Psilocybin and Psilocin and business-to-business sale of controlled substances, including by export. The Dealer's License application was originally filed in September 2021 with a Health Canada audit performed on March 9, 2022. The Company responded to Health Canada's request for more information and successfully submitted its Dealer's License application on March 23, 2022. Unless Health Canada comes back with an additional request for information, the Company expects the Dealer's License to be received in September 2022.

On August 12, 2022, the Company received its medical sales license (the "Medical Sales License") which will allow the Company to sell cannabis extracts to medical cannabis patients and licensed health practitioners and to develop products classed as cannabis extracts such as tinctures, oils, capsules, soft gels and sprays.

Wholesale Bulk Extracts Production

During the six months ended June 30, 2022, the Company continued processing its own inventory of dried cannabis through supercritical CO2, cryo-ethanol and hydrocarbon extraction lines and distillation lines for the purpose of selling the resulting bulk cannabis concentrates to licensed clients or using it to fulfill contract manufacturing orders, primarily for vape cartridges. The Company has procured all of its bulk shipments of dried cannabis for its wholesale production lines from various licensed cultivators under the Cannabis Act. During Q2 2022 and YTD 2022, the Company recognized revenue of $3,051,554 and $5,338,275, respectively (2021 - $1,241,763 and $1,830,901, respectively).

ACQUISITION OF PERCEIVEMD

PerceiveMD is a multidisciplinary, patient-focused center providing comprehensive assessments for medical cannabis and other therapies. The Company expects to realize synergies by leveraging Adastra' s high-capacity laboratory and PerceiveMD's digital care platform to become a leader in drug development and patient care.

The transaction has been accounted for as a business combination under IFRS 3 - Business Combinations. The allocation of the purchase consideration is as follows:

Assets acquired:	$
Cash	26,302
Accounts receivable	13,647
Corporate taxes receivable	26,000
65,949
Liabilities assumed:
Accounts payable and other accrued liabilities	(19,206)
Fair value of net assets acquired	46,743

Purchase consideration
Cash consideration	2,010,976
Share consideration	10,000
2,020,976
Identifiable intangible assets
Patient relationships	414,000

Deferred tax liability	(112,000)
Goodwill	1,672,233

The carrying value of the assets and liabilities acquired equates to fair value due to their short-term nature, other than patient relationships (the "Patient Relationships") which are depreciated over their estimated useful economic lives.

The intangible assets are comprised of Patient Relationships with a fair value of $414,000. The fair value of the Patient Relationships was determined using the discounted cash flow method taking into account the future cashflows expected to be received from the current list of patients, adjusted to reflect attrition. The key assumptions used in the cash flow projection related to the Patient Relationships include: (1) a discount rate of 16.00%; (2) patient attrition rate of 20.00%; (3) number of patients of 3,492 at the acquisition date; (4) annual spending of $143 per patient, assumed to grow at a long-term growth rate of 2.00% per year.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

The Company's acquisition of PerceiveMD constituted a related party transaction as Michael Forbes, Chief Executive Office and a director of the Company is also a director and controlling shareholder of PerceiveMD.

ACQUISITION OF PHYTO BRANDCO

Phyto BrandCo licenses its intellectual property to Canadian cannabis license holders and collects royalties from the license holders, resulting from sales of cannabis consumer packaged goods to provincial distributors and retailers. The Company expects to realize synergies by leveraging Phyto BrandCo's suite of branded products to drive revenue and develop integration efficiencies.

The transaction has been accounted for as a business combination under IFRS 3 - Business Combinations. The allocation of the purchase consideration is as follows:

Assets acquired:	$
Cash	301,966
Accounts receivable	255,154
Prepayments	19,500
Property and equipment	85,108
661,728
Liabilities assumed:
Accounts payable and other accrued liabilities	(434,252)
Lease liability	(34,665)
Fair value of net identifiable assets acquired	192,811

Purchase consideration
Share consideration	24,000,000
Shares to be cancelled	(12,000,000)
12,000,000
Identifiable intangible assets:
Trademarks	3,250,000

Deferred tax liability	(879,000)
Goodwill	9,436,189

The carrying value of the assets and liabilities acquired equates to fair value due to their short-term nature, other than property and equipment and trademarks which are depreciated over their estimated useful economic lives.

Property and equipment acquired included $40,376 of right-of-use assets.

The intangible asset is comprised of trademarks (the "Trademarks") with a fair value of $3,250,000. The fair value of the Trademarks was determined using the relief from royalty method. The key assumptions used in the cash flow projection related to the asset include: (1) a discount rate of 12.50%; (2) royalty rate of 10.00% for the remaining period of the licensing agreement and 2.0% thereafter, and (3) annual net profit of the Licensee.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

The lease liability represents one lease with a fair value of $34,665 on the date of acquisition, which is the net present value of the minimum future lease payments determined using the following assumptions: (1) remaining number of payments: 36; (2) monthly payment: $1,119; and (3) incremental borrowing rate: 10%.

SELECTED QUARTERLY INFORMATION

Results of Operations

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
	$	$	$	$
Revenue	3,051,554	1,241,763	5,338,275	1,830,901
Cost of sales	(1,957,487)	(906,123)	(3,416,495)	(1,389,850)
Gross profit	1,094,067	335,640	1,921,780	441,051
Operating expenses	(1,488,392)	(647,428)	(2,940,297)	(1,115,199)
Net loss and comprehensive loss	(478,136)	(509,890)	(1,142,450)	(873,402)

	June 30, 2022	December 31, 2021
	$	$
Total assets	29,031,629	28,755,450
Non-current liabilities	979,711	1,041,467

Results - Q2 2022 compared to Q2 2021

Revenues increased to $3,051,554 during Q2 2022, compared to $1,241,763 during Q2 2021, due to increased processing of cannabis biomass for third-party licensed producers, in-house distillate production, hydrocarbon extraction, licensing revenues from the acquisition of Phyto BrandCo, and MSP remittance and referral revenue from the acquisition of PerceiveMD.

Cost of sales increased to $1,957,487 during Q2 2022, compared to $906,123 during Q2 2021, as a result of increased sales. Cost of sales consists of biomass, production labour, solvents and an allocation of production overheads such as facility costs and depreciation of production equipment.

During Q2 2022, the Company had operating expenses of $1,488,392 and a net loss and comprehensive loss of $478,136, compared to operating expenses of $647,428 and net loss and comprehensive loss of $509,890 during Q2 2021.

The increase in operating expenses and net loss and comprehensive loss were the result of the Company's expenses with respect to advertising and promotion, depreciation and amortization, increase in wages and salaries, and the addition of data program expenses. The most significant changes in operating expenses and other expenses were as follows:

  Advertising and promotion increased to $262,466 during Q2 2022, compared to $105,165 during Q2 2021, as the Company raised awareness of its operational successes and launched the Endgame brand through both digital and face to face marketing.
  Data program expenses increased to $225,638 during Q2 2022 compared to $nil during Q2 2021. These costs are related to a Cannabylitics data sharing program subscribed to by Phyto BrandCo.
  Depreciation and amortization increased to $148,980 during Q2 2022, compared to $20,489 during Q2 2021, due to the additions of trademarks and patient relationships from the acquisitions of Phyto BrandCo and PerceiveMD during the year ended December 31, 2021.
  Professional fees and consulting expenses increased to $263,669 during Q2 2022, compared to $114,463 during Q2 2021 due to increased legal and accounting fees as the Company increased its operations and expanded its product offerings.

Results - YTD 2022 compared to YTD 2021

Revenues increased to $5,338,275 during YTD 2022, compared to $1,830,901 during YTD 2021, due to increased processing of cannabis biomass services for third-party licensed producers, in-house distillate production, hydrocarbon extraction, licensing revenues from the acquisition of Phyto BrandCo, and MSP remittance and referral revenue from the acquisition of PerceiveMD.

Cost of sales increased to $3,416,495 during YTD 2022, compared to $1,389,850 during YTD 2021, as a result of increased sales. Cost of sales consists of biomass, production labour, solvents and an allocation of production overheads such as facility costs and amortization of production equipment.

During YTD 2022, the Company had operating expenses of $2,940,297 and a net loss and comprehensive loss of $1,142,450 compared to operating expenses of $1,115,199 and net loss and comprehensive loss of $873,402 during YTD 2021.

The increase in operating expenses and net loss and comprehensive loss were the result of the Company's expenses with respect to advertising and promotion, depreciation and amortization, wages and salaries, and the addition of data program expenses. The most significant changes in operating expenses and other expenses were as follows:

  Advertising and promotion increased to $551,132 during YTD 2022, compared to $135,352 during YTD 2021, as the Company raised awareness of its operational successes and launched the Endgame brand through both digital and face to face marketing.
  The Company incurred data program expenses of $365,720 during YTD 2022 compared to $nil during YTD 2021. These costs are related to a Cannabylitics data sharing program subscribed to by Phyto BrandCo.
  Depreciation and amortization increased to $296,308 during YTD 2022, compared to $42,112 during YTD 2021 due to the additions of trademarks and patient relationships from the acquisitions of Phyto BrandCo and PerceiveMD during the year ended December 31, 2021.
  Wages and salaries increased to $672,575 during YTD 2022, compared to $493,835 during YTD 2021, due to increased hiring activity and production output and the additional staff taken on following the Phyto BrandCo acquisition.
  Office expenses increased to $315,144 during YTD 2022, compared to $150,109 during YTD 2021 due to additional costs in relation to computer and internet expenses, meals and entertainment and equipment and vehicle rentals.
  Repairs and maintenance expenses were $89,965 in YTD 2022 compared to $nil in YTD 2021. These costs are related to refrigeration suppliers, mechanical services and other maintenance services.
  Professional fees and consulting expenses increased to $505,309 during YTD 2022, compared to $207,650 during YTD 2021, due to increased legal and accounting fees as the Company increased its operations and expanded its product offerings and increased audit and compliance fees associated with the 2021 acquisitions.

SUMMARY OF QUARTERLY RESULTS

The following table shows results from the previous eight fiscal quarters:

Period ending	Revenue	Gross profit (loss)	Net (loss) income and comprehensive (loss) income	Weighted average number of shares	Basic and diluted (loss) income per share
	$	%	$	#	$
June 30, 2022	3,051,554	36%	(478,136)	59,081,658	(0.01)
March 31, 2022	2,286,721	36%	(664,314)	65,970,547	(0.01)
December 31, 2021	1,989,604	14%	(1,668,673)	65,872,770	(0.03)
September 30, 2021	1,808,111	52%	(207,864)	44,908,364	(0.00)
June 30, 2021	1,241,763	27%	(509,890)	43,334,100	(0.01)
March 31, 2021	589,138	18%	(363,512)	43,334,100	(0.01)
December 31, 2020	1,245,097	50%	90,470	39,695,235	(0.00)
September 30, 2020	825,903	-6%	(3,895,719)	38,511,533	(0.10)

The Company's revenue and net loss and comprehensive loss in Q2 2022 were $3,051,554 and $478,136, respectively. The increase of revenues and movement in net loss and comprehensive loss are driven by factors noted in Results of Operations.

The Company's net loss and comprehensive loss for Q1 2022, was $664,314. The increase of revenues to $2,286,721 was driven primarily by the licensing revenue in Phyto BrandCo and increased processing services of cannabis biomass for third-party licensed producers. The decrease in operating expenses was due to a reduction in share-based compensation as a significant number options and warrants were issued during Q4 2021 and share-based compensation related to these equity instruments was fully recognized during that period.

The Company's net loss and comprehensive loss for Q4 2021, was $1,668,673. The increase of revenues to $1,989,604 was driven primarily by the licensing revenue in Phyto BrandCo. The Company recognized a provision of expected credit losses of $134,083 relating to a significantly aged account receivable the Company no longer considered collectible and share-based payments of $871,067 related to the granting of 1,115,000 options in the quarter which vested immediately.

The Company's net loss and comprehensive loss for Q3 2021, was $207,864. The increase of revenues to $1,808,111 were driven by the expansion of operations at the Langley Facility resulting in increased production and sales.

The Company's net loss and comprehensive loss for Q2 2021, was $509,890. The increase of revenues to $1,241,763 were driven by the commencement of operations at the Langley Facility resulting in increased production and sales. The Company recognized impairment of property and equipment of $150,000 related to an ERP software in development that the Company determined would not be completed.

LIQUIDITY AND CAPITAL RESOURCES

Capital resource management

The Company defines capital as the components of shareholders' equity. The Company's objectives when managing capital are to support further advancement of the Company's business objectives, as well as to ensure that the Company is able to meet its financial obligations as they come due.

The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company relies on the expertise of the Company's management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the six months ended June 30, 2022. The Company is not subject to externally imposed capital requirements.

Cash and working capital

As at June 30, 2022, the Company has working capital deficit of $1,732,257 (December 31, 2021 - $1,120,613).

As at June 30, 2022, the Company had a current mortgage payable liability of $3,518,959 (December 31, 2021 - $3,501,554) this mortgage matures on July 1, 2022. The Company is in the process of refinancing the Fourth mortgage and has agreed to continue to make scheduled interest payment of $18,858 per month until this refinancing is finalized.

Cash flow activity

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
	$	$	$	$
Cash (used in) provided by operating activities	(293,219)	58,558	(189,497)	(239,532)
Cash used in investing activities	(37,530)	(191,268)	(54,179)	(348,596)
Cash used in financing activities	(79,188)	(49,327)	(120,461)	(116,592)

Net decrease in cash	(409,937)	(182,037)	(364,137)	(704,720)
Cash, beginning of the year	790,341	622,778	744,541	1,145,461
Cash, end of the year	380,404	440,741	380,404	440,741

Cashflow - Q2 2022 compared to Q2 2021

Cash used in operating activities of $293,219 during Q2 2022 (Q2 2021 - cash provided of $58,558) was the result of a reduction in working capital as the Company grew operations with the increases in trade receivables and inventory more than offsetting the increase in accounts payable and cash inflows from revenue generating activities. During Q2 2021, the cash provided by operating activities was largely due to an increase in accounts payable offset by operating operational losses.

Cash used in investing activities of $37,530 during Q2 2022 (Q2 2021 - $191,268), respectively was the result of cash payments for the purchase of property and equipment.

Cash used in financing activities of $79,188 during Q2 2022 (Q2 2021 - $49,327) was the result of interest paid on the mortgage payable and both principal and interest payments on the lease liability. During Q2 2021, cash used in financing activities was the result of interest payments on the mortgage payable and mortgage borrowing costs.

Cashflow - YTD 2022 compared to YTD 2021

Cash used in operating activities of $189,497 during YTD 2022 (YTD 2021 - $239,532) was the result of operating losses as noted in Results of Operations offset by an increase in working capital as increases in accounts payable and decreases in inventory more than offset increases in accounts receivable and cash payments made for deposits on equipment. During YTD 2021, the cash used in operating activities was the result of the Company's collection of accounts receivable, offset by purchases of inventory and payments of accounts payable.

Cash used in investing activities of $54,179 during YTD 2022 (YTD 2021 - $348,596), respectively was the result of cash payments for the purchase of property and equipment.

Cash used in financing activities of $120,461 during YTD 2022 (YTD 2021 - $116,592) was the result of interest paid on the mortgage payable and both principal and interest payments on the lease liability. During YTD 2021, cash used in financing activities was the result of interest payments of the mortgage payable by the Company.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at June 30, 2022, and as at the date of this MD&A.

TRANSACTIONS BETWEEN RELATED PARTIES

Key management personnel are those having the authority and responsibility for planning, directing, and controlling the Company. There were no loans to key management personnel or directors, or entities over which they have control or significant influence during the six months ended June 30, 2022 and 2021.

The following related parties transacted with the Company or Company controlled entities during the three and six months ended June 30, 2022 and 2021:

(i) Andrew Hale was a Director and the Company's President and CEO. He resigned on March 1, 2021.

(ii) Blaine Bailey was a Director and Chairman of the Company's Audit Committee. He resigned on March 26, 2021

(iii) Stephen Brohman was the Company's CFO. He is a principal of Donaldson Brohman Martin CPA Inc. ("DBM CPA") a firm in which he has significant influence. DBM CPA provided the Company with CFO, accounting and tax services. Stephen Brohman resigned on July 14, 2021.

(iv) George Routhier is a Company Director. He is the owner of Pipedreemz Inc. ("Pipedreemz"), which provides advisory services to the Company.

(v) Michael Forbes is a Director and the Company's President and CEO. He was appointed on April 29, 2021 and is the owner of MDC Forbes, which provides CEO services to the Company.

(vi) Donald Dinsmore was a Director and the Company's COO. He was appointed on April 29, 2021 and left the Company on March 24, 2022.

(vii) Oliver Foeste is the Company's CFO. He was appointed on July 14, 2021 and is the Managing Partner of Invictus Accounting Group LLP which provides the Company with CFO, accounting and tax services.

(viii) Paul Morgan is the Company's Director. He was appointed on July 14, 2021.

The aggregate value of transactions with key management personnel and Directors and entities over which they have control or significant influence during the six months ended June 31, 2022 and 2021 were as follows:

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
	$	$	$	$
Andrew Hale	-	-	-	47,479
DBM CPA	-	31,091	-	61,091
Donald Dinsmore	-	20,833	104,863	20,833
Invictus Accounting Group LLP	84,716	-	169,791	-
MDC Forbes	30,000	10,000	55,000	10,000
Pipedreemz Inc.	-	-	3,001	-
	114,716	61,924	332,655	139,403

In addition to the above, the Company's acquisition of PerceiveMD constituted a related party transaction as Michael Forbes, was also a director and controlling shareholder of PerceiveMD prior to the transaction (See Acquisition of PerceiveMD above, for further details).

As at June 30, 2022 and December 31, 2021, the Company had an outstanding accounts payable balance with related parties as follows:

	2022	2021
	$	$
Donald Dinsmore	-	50,000
Invictus Accounting Group LLP	27,606	8,933
MDC Forbes	21,000	10,500
Michael Forbes	1,188	1,188
Pipedreemz Inc.	3,351	-
	53,145	70,621

All related party balances are unsecured, due within thirty days without interest and incurred in the normal course of business.

The transactions with the key management personnel and directors are included in operating expenses as follows:

(a) Consulting fees and professional fees

Includes CEO services by Michael Forbes, charged to the Company via MDC Forbes, accounting and tax services of the Company's former CFO, Stephen Brohman, charged to the Company via DBM CPA and accounting services of the Company's new CFO, Oliver Foeste, charged to the Company via Invictus Accounting Group LLP.

(b) Wages and salaries

Includes services by Donald Dinsmore as prior COO.

PROPOSED TRANSACTIONS

As at June 30, 2022, the Company had no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

Refer to the Company's annual financial statements for the years ended December 31, 2021 and 2020.

CHANGES IN ACCOUNTING STANDARDS

Accounting standards issued but not yet effective

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2022. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company. Refer to the Company's audited financial statements for the years ended December 31, 2021 and 2020 and eight months ended December 31, 2019 for a full listing of the Company's accounting policies and standards.

FINANCIAL RISK MANAGEMENT

Financial instruments - fair value

The Company's financial instruments consist of cash, trade receivables, deposits, accounts payable, mortgage payable, and government loan. The Company's financial instruments are classified and measured at amortized cost, with the exception of cash which is classified and measured at fair value through profit and loss.

As at June 30, 2022, the carrying values of trade receivables and accounts payable approximated their fair value because of the short-term nature of these instruments.

Financial instruments measured at fair value on the consolidated statements of financial position are summarized into the following fair value hierarchy levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial instruments - risk

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to fulfill its contractual obligations.

The Company is exposed to credit risk through its cash balances held in financial institutions and trade receivables. The maximum exposure to credit risk is equal to the carrying value of such financial assets.

The objective of managing credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors. The Company has recognized a provision for expected credit losses on its trade receivables.

Cash is only deposited with or held by major financial institutions where the Company conducts its business.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its cash position and if required raises funding through additional share capital issuances or debt financing.

As at June 30, 2022, the Company had a cash balance of $380,404 and current liabilities of $6,821,652 (December 31, 2021 - $744,541 and $5,341,267 respectively).

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company's mortgage payable, and lease liability carry fixed interest rates and as such, the Company is not exposed to interest rate risk.

Foreign currency risk

Foreign currency risk derives from fluctuations in exchange rates between currencies when transacting business in multiple currencies. The Company's business is substantially all conducted in Canadian dollars so it is not subject to significant foreign currency risk.

Economic dependence

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. During the three and six months ended June 30, 2022, two customers represented approximately 92% and 91% of the Company's revenue (2021 - two customers representing approximately 74% and 26%).

OUTSTANDING SHARE DATA

The Company's authorized share capital consists of an unlimited number of voting common shares without par value. The Company had the following securities outstanding as at June 30, 2022 and the date of this MD&A:

	June 30,2022	Date of this MD&A
	#	#
Common shares	55,970,547	55,970,547
Stock options	3,380,000	3,680,000
Warrants	8,002,025	2,043,911
Fully diluted securities	67,352,572	61,694,458

Share issuances

During the six months ended June 30, 2022, the Company had the following share transactions:

a) On April 29, 2022, 10,000,000 common shares related to the amended agreement between the Company and former owners of Phyto BrandCo were returned to treasury and cancelled.

During the year ended December 31, 2021, the Company had the following share transactions:

b) On April 9, 2021, the Company completed a share consolidation on the basis of three common shares to one post-consolidation common share, resulting in 130,001,985 common shares being consolidated into 43,333,995 post-consolidation common shares at the date of the share consolidation. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

c) On August 10, 2021, the Company issued 2,513,720 unrestricted common shares at $0.80 per share for a total of $2,010,976 pursuant to the acquisition of PerceiveMD.

d) On September 15, 2021, the Company issued 20,000,000 common shares at $1.20 per share for total consideration of $24,000,000 pursuant to the acquisition Phyto BrandCo. Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met. It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares.

e) On October 18, 2021, the Company completed a non-brokered private placement whereby the Company issued 122,727 units at a price of $1.10 per unit for gross proceeds of $135,000. Each unit is comprised of one common share and one transferrable common share purchase warrant with each warrant entitling the holder thereof to acquire one common share at a price of $1.75 per share for two years from the date of the closing. The $131,318 fair value of the 122,727 shares issued was determined based on the Company's share price of $1.07 on the grant date, and the residual value of $3,682 was allocated to warrants reserves. The warrants are subject to an acceleration provision whereby if the daily closing price of the common shares closes at or above $2.00 per share for 50 consecutive trading days, then the Company may accelerate the expiration date of the warrants to the date that is 30 trading days from the date that notice of such acceleration is given via news release. From and after the new accelerated expiration date, no warrants may be exercised, and all unexercised warrants would be void.

SUBSEQUENT EVENTS

On July 6, 2022, 1,300,000 shares were released from escrow.

On July 13, 2022, 24,067 compensation options expired unexercised.

Subsequent to June 30, 2022, over a few expiry dates, an aggregate of 5,958,113 warrants expired unexercised.

On August 22, 2022, the Company granted 300,000 stock options to a certain director for the purchase of up to 300,000 common shares at a price of $0.75 per share. Each stock option is exercisable for a period of five years.

RISKS AND UNCERTAINTIES

The Company operates in a rapidly changing environment that involves risks and uncertainties and as a result, management's expectation may not be realized for a number of reasons. An investment in the Company's common shares is speculative and involves a high degree of risk and uncertainty. The current regulatory uncertainty poses additional risks and uncertainties which may materially affect management's expectations.

Regulatory risks

The operations of the Company will be subject to various laws governing the production and distribution of cannabis oil, taxes, labour standards and occupational health, toxic substances, land use, water use, and other matters.

The Cannabis Act is a new regime and as such, revisions to the regime could be implemented which could have an impact on operations.

Furthermore, although the operations of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted, or that existing rules and regulations will not be applied, in a manner which could limit or curtail the ability to produce cannabis oil and related products. Amendments to current laws and regulations governing the distribution, transportation and/or production of cannabis oil or related products, or a more stringent implementation thereof, could have a substantial adverse impact.

Ongoing need for financing

The Company's ability to continue operations will be largely reliant on its continued attractiveness to equity investors. The Company is expected to incur operating losses as it continues to expend funds to develop its business operations. Even if its financial resources are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company will require substantial additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the going out of business. The primary source of funding available to the Company will consist of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company's debt levels above industry standards.

Competition

The marijuana production industry is competitive in all of its phases. The Company will face strong competition from other companies in connection with such matters. Many of these companies have greater financial resources, operational experience and technical capabilities than Adastra. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed, on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Company could be materially adversely affected.

Because of the early stage of the industry in which the Company operates, the Company may face additional competition from new entrants. If the number of users of marijuana in Canada increases, the demand for products will increase and management expects that competition will become more intense as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations.

COVID-19 pandemic

The COVID-19 outbreak, and related government restrictions, continues to cause business disruptions across the entire global economy and society including impacts on certain supply chains, and cost of supplies and labour. The Company has taken various measures to prioritize the health and safety of its employees, customers and partners, including restricted work travel and site access, improved safety & hygiene, and the requirement of nonessential staff members to work remotely, as required. As a manufacturer of consumable and medicinal products, the Company's practice is to always operate consistently with global pharma-quality standards to the best of its abilities, with strict hygiene practices and mandated personal protective equipment. It is not possible for the Company to predict the duration or magnitude of any longer-term adverse effects that the pandemic may have on the Company's business or ability to raise funds. As of the date of this MD&A, COVID-19 has had minimal impact on the Company's ability to conduct its operations but may impact the Company's ability to raise funding should restrictions related to COVID-19 be expanded in scope.